UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

SERENA SOFTWARE, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Mark E. Woodward

President and Chief Executive Officer

Serena Software, Inc.

2755 Campus Drive, 3rd Floor

San Mateo, California 94403

(650) 522-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry W. Sonsini, Esq. John Fore, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94303 Tel: (650) 493-9300	Richard Capelouto, Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, CA 94304 Tel: (650) 251-5000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$9,431,325*	$1,010.00*

*	Calculated solely for the purpose of estimating the filing fee. This amount is based upon the aggregate purchase price payable for options to purchase shares of Common Stock being solicited in this offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,010.00

Form or Registration No.: Schedule TO

Filing Party: Serena Software, Inc.

Date Filed: February 2, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Serena Software, Inc., a Delaware corporation (“Serena” or the “Company”), with the Securities and Exchange Commission on February 2, 2006, relating to the offer by the Company to purchase outstanding options to purchase shares of its Common Stock, par value $0.001 per share, on the terms and subject to the conditions described in the Offer to Purchase from Eligible Employees All Outstanding Eligible Options to Purchase Common Stock for Cash dated February 2, 2006, and related attachments thereto (the “Offer to Purchase”). This Amendment No. 1 reflects amendments which were made to the Schedule TO and to the Offer to Purchase attached to the Schedule TO as Exhibit (a)(1)(A). In addition, this Amendment No. 1 contains the following additional communications that are to be attached to the Schedule TO: (i) Press Release Announcing Extension of Tender Offer Period, to be attached to the Schedule TO as Exhibit (a)(1)(G), and (ii) E-Mail Announcing Extension of Tender Offer Period, to be attached to the Schedule TO as Exhibit (a)(1)(H).

Pages i, ii, iii, 1, 2, 3, 5, 6, 16, 17, and 21 have been amended to reflect that the “expiration date” as defined in the Offer to Purchase has been extended until 9:00 p.m. Pacific Time on March 10, 2006.

Pages ii, 3, 22, have been amended to reflect that all conditions, other than those subject to government approvals, will be satisfied or waived on or before tendered Eligible Options are accepted at the expiration of the offer.

Page 21 has been amended to more clearly illustrate certain events that, individually or collectively, should they occur, would make it inadvisable to proceed with the offer.

Pages 24-29 have been amended to more clearly illustrate the sources and amounts of consideration to be paid by the Company to Eligible Employees for their Eligible Options, including disclosure of a debt commitment letter, the senior secured credit facilities, the bridge loan facility, and the unsecured senior subordinated notes offering.

Pages 41 and 42 have been amended to clarify disclosure of certain financial information of the Company.

This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 11. Additional Information.

Item 11 (b) of the Schedule TO is hereby amended and supplemented by inserting in place of “Not applicable” the following:

On February 14, 2006, the Company issued a press release announcing the Company’s extension of the expiration date in connection with the tender offer period until 9:00 p.m. Pacific Time on March 10, 2006. A copy of the press release is filed as Exhibit (a)(1)(G) to this Schedule TO and is incorporated herein by reference.

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Item 12. Exhibits.

Exhibit Number		Description
(a	)(1)(A)	Offer to Purchase from Eligible Employees All Outstanding Eligible Options to Purchase Common Stock for Cash, dated February 2, 2006

(a	)(1)(B)	Election Form*

(a	)(1)(C)	Withdrawal Form*

(a	)(1)(D)	Letter to Eligible Employees, dated February 2, 2006*

(a	)(1)(E)	Form of Confirmation E-Mails*

(a	)(1)(F)	Form of Reminder E-Mails*

(a	)(1)(G)	Press Release Announcing Extension of Tender Offer Period

(a	)(1)(H)	E-Mail Announcing Extension of Tender Offer Period

(a	)(2)	Not applicable

(a	)(3)	Not applicable

(a	)(4)	Not applicable

(a	)(5)	Not applicable

(b	)	Project Spyglass—Credit Facilities Commitment Letter, dated November 11, 2005, among Lehman Brothers Inc.; Lehman Commercial Paper Inc.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Merrill Lynch Capital Corporation; UBS Securities LLC; UBS Loan Finance LLC; and Spyglass Merger Corp., incorporated herein by reference to Exhibit (b)(1) of the Rule 13E-3 Transaction Statement on Schedule 13E-3, filed by Serena with the Securities and Exchange Commission on December 2, 2005

(d	)(1)	Serena Software, Inc. Amended and Restated 1997 Stock Option and Incentive Plan, incorporated herein by reference to Exhibit 10.2A of Serena’s Registration Statement on Form S-1 (Registration No. 33367761), declared effective by the Securities and Exchange Commission on February 11, 1999.

(d	)(2)	Intersolv Inc. 1992 Stock Option Plan, incorporated herein by reference to Exhibit 99.4 of Serena’s Registration Statement of Form S-8 (Registration No. 333115775), filed with the Securities and Exchange Commission on May 25, 2004.

(d	)(3)	Intersolv Inc. 1997 Employee Stock Option Plan, incorporated herein by reference to Exhibit 99.5 of Serena’s Registration Statement of Form S-8 (Registration No. 333115775), filed with the Securities and Exchange Commission on May 25, 2004.

(d	)(4)	Definitive Proxy Statement on Schedule 14A, incorporated herein by reference, filed with the Securities and Exchange Commission on February 2, 2006

(d	)(5)	Agreement and Plan of Merger, dated as of November 11, 2005, between Serena Software, Inc. and Spyglass Merger Corp., incorporated herein by reference to Annex A to the Proxy Statement

(d	)(6)	Sponsor Guarantee, dated as of November 11, 2005, between Silver Lake Partners II, L.P. and Serena Software, Inc., incorporated herein by reference to Annex C to the Proxy Statement

(d	)(7)	Contribution and Voting Agreement, dated as of November 11, 2005, among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel, as Trustee of the Douglas D. Troxel Living Trust, Douglas D. Troxel in his individual capacity and Spyglass Merger Corp., incorporated herein by reference to Annex D to the Proxy Statement

(d	)(8)	Form of Stockholders Agreement to be entered into among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel, as Trustee of the Douglas D. Troxel Living Trust, Douglas D. Troxel in his individual capacity and Spyglass Merger Corp., incorporated herein by reference to Annex E to the Proxy Statement

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Exhibit Number		Description

(d	)(9)	Letter Agreement, dated November 11, 2005, between Spyglass Merger Corp. and Mark E. Woodward, incorporated herein by reference to Exhibit 8 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.

(d	)(10)	Letter Agreement, dated November 11, 2005, between Spyglass Merger Corp. and Robert I. Pender Jr., incorporated herein by reference to Exhibit 9 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.
(d	)(11)	Management Agreement, dated as of November 11, 2005, between Spyglass Merger Corp. and Silver Lake Management Company, L.L.C. (incorporated by reference to Exhibit 11 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.)

(d	)(12)	Non-Disclosure Agreement, dated June 24, 2005, between Serena Software, Inc. and Silver Lake Management Company, L.L.C. (incorporated by reference to Exhibit 10 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.)

(g	)	Not applicable

(h	)	Not applicable

*	Previously filed

Item 13. Information Required by Schedule 13e-3.

(a) Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SERENA SOFTWARE, INC.

/s/ ROBERT I. PENDER, JR.
Robert I. Pender, Jr. Senior Vice President, Finance and Administration, Chief Financial Officer and Director

Date: February 14, 2006

INDEX TO EXHIBITS

Exhibit Number		Description
(a	)(1)(A)	Offer to Purchase from Eligible Employees All Outstanding Eligible Options to Purchase Common Stock for Cash, dated February 2, 2006

(a	)(1)(B)	Election Form*

(a	)(1)(C)	Withdrawal Form*

(a	)(1)(D)	Letter to Eligible Employees, dated February 2, 2006*

(a	)(1)(E)	Form of Confirmation E-Mails*

(a	)(1)(F)	Form of Reminder E-Mails*

(a	)(1)(G)	Press Release Announcing Extension of Tender Offer Period

(a	)(1)(H)	E-Mail Announcing Extension of Tender Offer Period

(a	)(2)	Not applicable

(a	)(3)	Not applicable

(a	)(4)	Not applicable

(a	)(5)	Not applicable

(b	)	Project Spyglass—Credit Facilities Commitment Letter, dated November 11, 2005, among Lehman Brothers Inc.; Lehman Commercial Paper Inc.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Merrill Lynch Capital Corporation; UBS Securities LLC; UBS Loan Finance LLC; and Spyglass Merger Corp., incorporated herein by reference to Exhibit (b)(1) of the Rule 13E-3 Transaction Statement on Schedule 13E-3, filed by Serena with the Securities and Exchange Commission on December 2, 2005

(d	)(1)	Serena Software, Inc. Amended and Restated 1997 Stock Option and Incentive Plan, incorporated herein by reference to Exhibit 10.2A of Serena’s Registration Statement on Form S-1 (Registration No. 33367761), declared effective by the Securities and Exchange Commission on February 11, 1999.

(d	)(2)	Intersolv Inc. 1992 Stock Option Plan, incorporated herein by reference to Exhibit 99.4 of Serena’s Registration Statement of Form S-8 (Registration No. 333115775), filed with the Securities and Exchange Commission on May 25, 2004.

(d	)(3)	Intersolv Inc. 1997 Employee Stock Option Plan, incorporated herein by reference to Exhibit 99.5 of Serena’s Registration Statement of Form S-8 (Registration No. 333115775), filed with the Securities and Exchange Commission on May 25, 2004.

(d	)(4)	Definitive Proxy Statement on Schedule 14A, incorporated herein by reference, filed with the Securities and Exchange Commission on February 2, 2006

(d	)(5)	Agreement and Plan of Merger, dated as of November 11, 2005, between Serena Software, Inc. and Spyglass Merger Corp., incorporated herein by reference to Annex A to the Proxy Statement

(d	)(6)	Sponsor Guarantee, dated as of November 11, 2005, between Silver Lake Partners II, L.P. and Serena Software, Inc., incorporated herein by reference to Annex C to the Proxy Statement

(d	)(7)	Contribution and Voting Agreement, dated as of November 11, 2005, among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel, as Trustee of the Douglas D. Troxel Living Trust, Douglas D. Troxel in his individual capacity and Spyglass Merger Corp., incorporated herein by reference to Annex D to the Proxy Statement

(d	)(8)	Form of Stockholders Agreement to be entered into among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel, as Trustee of the Douglas D. Troxel Living Trust, Douglas D. Troxel in his individual capacity and Spyglass Merger Corp., incorporated herein by reference to Annex E to the Proxy Statement

Exhibit Number		Description
(d	)(9)	Letter Agreement, dated November 11, 2005, between Spyglass Merger Corp. and Mark E. Woodward, incorporated herein by reference to Exhibit 8 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.

(d	)(10)	Letter Agreement, dated November 11, 2005, between Spyglass Merger Corp. and Robert I. Pender Jr., incorporated herein by reference to Exhibit 9 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.

(d	)(11)	Management Agreement, dated as of November 11, 2005, between Spyglass Merger Corp. and Silver Lake Management Company, L.L.C. (incorporated by reference to Exhibit 11 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.)

(d	)(12)	Non-Disclosure Agreement, dated June 24, 2005, between Serena Software, Inc. and Silver Lake Management Company, L.L.C. (incorporated by reference to Exhibit 10 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.)

(g	)	Not applicable

(h	)	Not applicable

*	Previously filed

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